Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 4 February 2004

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 2/19

enclosure

Vedior

Amsterdam, The Netherlands

Vedior notes improving trend at year end 2003

For release at 7.00am on 5 February 2004

Tony Martin, Chairman of the Board of Management of Vedior, said: "*Vedior's performance over the course of 2003 and the way the Group has dealt with challenges presented by market circumstances around the world has been excellent.*

In the fourth quarter, sales and operating income improved noticeably. December, in particular, was an outstanding month with sales up 7% organically helped by seasonal factors. During the course of 2003, debt has been successfully reduced by 16%.

Vedior has a strategy, business model and control processes that clients and investors will increasingly recognise as proving to be effective in capitalising on long-term staffing industry trends and has an excellent platform in place for future growth."

HIGHLIGHTS FOR THE FOURTH QUARTER

- **Sales up 3% organically at €1,516 million**
- **Operating income up 9% organically at €47 million**
- **Operating margin stable at 3.1% (2002: 3.1%)**
- **Net income per share improved to €0.14 (2002: €0.12)**
- **Currency fluctuations decreased sales by 2% and operating income by 4%**
- **SG&A costs reduced by 7%: down 4% organically**
- **Performance in December strongest of year**
- **Specialist staffing grows 3% organically; the first increase in sales since Q2 2001**

HIGHLIGHTS FOR YEAR

- **Sales flat organically at €5,970 million**
- **Operating income up 5% organically at €174 million**
- **Operating margin improved slightly to 2.9% (2002: 2.8%)**
- **Net income per share improved to €0.47 (2002: €0.44)**
- **Currency fluctuations decreased sales by 3% and operating income by 5%**
- **Strong reduction in net debt by 16% to €587 million (2002: €698 million)**
- **Distribution to shareholders of €0.16 (2002: €0.16)**

N.B. Organic growth is measured by excluding the impact of currency effects and acquisitions. Operating income and Net income per share are before goodwill amortisation, special items and extraordinary results in 2002.

Vedior

Strategic Summary

Vedior has been consistent in the application of its strategy during 2003 and further refined its business model in order to achieve its core business objective of developing a more balanced earnings stream to avoid over-dependence on one geographic or industry sector.

Over the course of the year, expansion to the Group's global network has been accomplished by both organic and acquisitive means. New markets have been established in Poland, Slovakia and Dubai bringing the total countries of operation to 33.

The office network has been maintained despite healthy SG&A reductions being achieved. Costs were lowered through a combination of reduced headcount and marketing expense, brand rationalisation and back-office consolidation in certain markets as well as a series of aggregated procurement initiatives.

With the highest conversion ratio of the major international staffing companies in 2002, Vedior's operating efficiency was further enhanced in 2003. The Group's annual conversion ratio (calculated as EBITA divided by Gross Profit) improved from 15.4% to 16.2%.

Q4 2003 Financial Performance

Sales

Sales increased 1% (organic increase: 3%) to €1,516 million from €1,507 million in the same quarter of 2002. Currency fluctuations decreased sales by 2% mainly due to movements in the rate of the Euro compared to US dollar and sterling.

Sales in December showed the biggest improvement of the year. Compared to the equivalent month in 2002, organic sales growth for December was 7%.

Gross Margin

Gross margin was 18.1% compared to 19.2% in the fourth quarter of 2002 mainly due to changes in business mix and currency fluctuations. On a like-for-like basis, the gross margin was 0.4% lower.

Operating Costs

Operating costs were reduced by 7% to €227 million compared to Q4 2002 and SG&A as a percentage of sales improved to 15.0% from 16.1% in Q4 2002.

Operating Income

Operating income (income before interest, tax and goodwill amortisation) was €47 million, up from €46 million in Q4 2002. Currency fluctuations decreased operating income by 4%. On an organic basis, operating income increased by 9%. Operating income as a percentage of sales was stable at 3.1%, the same as Q4 2002.

Q4 2002 earnings included a one-off gain of €5 million in France from the recalculation of social charges which did not re-occur in 2003.

The average number of shares outstanding in Q4 2003 was 164.6 million (2002: 161.9 million).

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 and is amortised over a period of seven years.

Net Debt and Cash Flow

Net debt decreased by €93 million to €587 million compared to the third quarter of 2003 and by €111 million compared to the fourth quarter of 2002. Despite the pick-up in sales at the end of the year, cash flow from operating activities for the full year improved from €132 million in 2002 to €134 million in 2003.

Vedior

Q4 2003 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 3% compared to 2002, ahead of market growth.
- Operating profit increased by 25% on a like-for-like basis, despite pricing pressure in the traditional sector.
- Segmentation strategy provided improved sales in five of VediorBis' six operating divisions including the important Industrial segment.
- Specialist staffing accelerated with an 11% increase over Q4 2002.
- Engineering staffing was the best performing specialist sector.

United Kingdom

- Marked sales improvement; 8% organic growth over Q4 2002.
- Positive sales growth in both traditional and IT staffing sectors for first time in two years.
- Education staffing remains affected by government funding issues within schools which should be alleviated through 2004.
- Teleservices, healthcare and engineering staffing finish the year strongly.

United States

- Organic sales increase of 1% following 10 quarters of negative growth.
- 1% sales growth in IT staffing, the Group's largest US sector.
- Accounting staffing market continuing to recover gradually.
- Healthcare staffing remains affected by lower demand and increased pricing pressure.
- Notable improvement in traditional staffing sales.

Netherlands

- Situation in Dutch market remains unaltered and organic sales declined by 19%.
- Teleservices, outplacement and education staffing sectors remain positive.
- Profitability still achieved despite difficult environment.
- Vedior brand in the Netherlands regaining market share.

Rest of Europe/Rest of World

- Positive development in Belgium continues, particularly in traditional staffing sector.
- Good improvement in Australia, particularly in traditional staffing sector.
- Best performing markets are southern and eastern Europe as well as South America and the Far East (including Japan).

Analysis by Industry Sector

- Both specialist and traditional staffing sales increased by 3% organically.
- Specialist staffing contributed 31% of Group sales and 53% of operating profit.
- Healthcare is best performing specialist sector compared to Q4 2002. Weakness in US counter-balanced by strong growth in France and the UK.
- IT staffing sales flat overall but positive in largest markets: US, Japan and UK.
- Accounting sales declined organically by 8% but decline in US, largest market for this sector, is 5%.
- Engineering staffing sales grew by 6% with particularly strong performance from France.
- Improvements to traditional staffing sales particularly in Spain, the UK, Italy, Australia, Portugal, and the US with continuing weakness in the Netherlands.

Development Programme
Vedior's global presence has been expanded to 33 countries to take advantage of promising emerging markets in Poland, Slovakia and Dubai.

Vedior uses its traditional staffing network as a springboard to launch new specialist staffing sectors. The Group is able to leverage from existing specialist brands and expertise in other parts of the world to organically develop higher-margin services elsewhere. During 2003, new specialist operations were launched in Australia, Italy, Finland, France, Portugal, Turkey, Argentina and Brazil.

Vedior now operates a total network of 2,225 offices. On a net basis, the overall network is approximately the same size as one year ago. During 2003, the network was maintained and refined to take advantage of better opportunities as they presented themselves. Management believes that the Group is in a stronger position to deliver services to clients and candidates during the course of 2004.

Payments to Shareholders
With the approval of the Supervisory Board, the Board of Management has decided to deduct the net loss of €193 million (after goodwill amortisation of €274 million) from reserves. It will be proposed at the Annual General Meeting of Shareholders that payments to shareholders are made out of distributable reserves: on the preference class A shares and on the preference class B shares, €0.12 and €6.00 per share (including interim payments) respectively; on the ordinary shares, €0.16 per share, representing 34% of profits for the year (before goodwill amortisation) The total payments on the preference class A and B shares will be €4 million and on the ordinary shares will be €26 million. On the preference class A and B shares interim payments have been distributed at a rate of €0.05 and €2.40 respectively.

The payment on the ordinary shares will be distributed optionally in cash (€) or in (certificates of) ordinary shares, charged to reserves. The cash payment will be paid on 1 June 2004, as well as the final payment on the preference class A and B shares. The stock payment will be distributed on the same day. The stock payment in (certificates of) ordinary shares will be determined on 25 May 2004 after stock exchange closure on the basis of the average price on this day. The value of the stock payment will be approximately 5% higher than the cash payment. The new (certificates of) ordinary shares to be issued will qualify in full for dividends declared in respect of the financial year ending December 2004.

Management Outlook
The gradual pattern of recovery experienced in 2003 differs from historic trends within the staffing industry and visibility remains limited. Management notes a continuing improvement in the operating environment and economic forecasts in a number of markets. However, latest staffing market data from France indicates a volume decline in January.

Much work has been done during 2003 which will allow the Group to enter 2004 in a stronger position. Over a challenging period, Vedior has established a consistent track record, an improved market position, a lower cost base and a more refined and efficient business model which will enable it to capitalise on more positive economic indicators and any upswing in demand.

Vedior

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

Notes to Editors:

With annual 2003 sales of €5,970 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 33 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

6 May 2004	Publication first quarter results
7 May 2004	Annual General Meeting of Shareholders 2004
11 May 2004	Declared ex-payment from reserves
25 May 2004	Publication exchange ratio payment from reserves
1 June 2004	Distribution from reserves made payable
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results 2004

For further information, please contact:

Tony Martin, Chairman +31 (0)20 573 5609
Zach Miles, Vice Chairman
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 31 December **2003**	2002	change in %	organic growth
Sales	**1,516**	1,507	1%	3%
Operating income*	**47**	46	5%	9%
Net income*	**24**	20	20%	
Basic earnings per ordinary share* (in €)	**0.14**	0.12	17%	
Average number of shares outstanding (in millions)	**164.6**	161.9		
Net interest bearing assets and liabilities	**(587)**	(698)	-16%	
Operating working capital	**478**	492	-3%	

* before goodwill amortisation and extraordinary results in 2002

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 31 December 2003	2002	change in %	organic growth
France	**697**	675	3%	3%
United States	**108**	127	-15%	1%
United Kingdom	**177**	179	-1%	8%
Netherlands	**115**	142	-19%	-19%
Rest of Europe	**294**	270	9%	10%
Rest of World	**125**	114	10%	9%
SALES	**1,516**	1,507	1%	3%
France	**20**	21	-5%	
United States	**4**	2	100%	
United Kingdom	**12**	12	-	
Netherlands	**3**	6	-50%	
Rest of Europe	**5**	4	25%	
Rest of World	**5**	4	25%	
	49	49	-	
Special Items	**-**	-		
Corporate expenses	**(2)**	(3)	33%	
OPERATING INCOME before goodwill amortisation	**47**	46	5%	9%

€ in millions	Year ended 31 December 2003	2002	change in %	organic growth
France	**2,782**	2,730	2%	2%
United States	**447**	574	-22%	-6%
United Kingdom	**679**	721	-6%	4%
Netherlands	**486**	595	-18%	-19%
Rest of Europe	**1,111**	1,078	3%	5%
Rest of World	**465**	456	2%	8%
SALES	**5,970**	6,154	-3%	-
France	**78**	71	10%	
United States	**14**	12	17%	
United Kingdom	**47**	48	-2%	
Netherlands	**11**	29	-62%	
Rest of Europe	**15**	8	88%	
Rest of World	**20**	17	18%	
	185	185	-	
Special items	**-**	4		
Corporate expenses	**(11)**	(11)	-	
OPERATING INCOME before goodwill amortisation	**174**	178	-2%	3%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

	Three months ended 31 December			
€ in millions	**2003**	2002	change in %	organic growth
Information Technology	**143**	157	-9%	-
Accounting	**52**	60	-13%	-8%
Engineering	**74**	73	1%	6%
Healthcare	**103**	98	5%	10%
Education	**30**	35	-14%	-7%
Other specialties	**62**	57	9%	13%
Specialty	**464**	480	-3%	3%
Traditional	**1,052**	1,027	2%	3%
SALES	**1,516**	1,507	1%	3%
Information Technology	**6**	5	20%	
Accounting	**2**	1	100%	
Engineering	**3**	3	-	
Healthcare	**8**	7	14%	
Education	**4**	6	-33%	
Other specialties	**3**	2	50%	
Specialty	**26**	24	8%	
Traditional	**23**	25	-8%	
	49	49	-	
Special items	**-**	-		
Corporate expenses	**(2)**	(3)		
OPERATING INCOME before goodwill amortisation	**47**	46	5%	9%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Year ended 31 December 2003	2002	change in %	organic growth
Information Technology	**572**	680	-16%	-5%
Accounting	**216**	260	-17%	-10%
Engineering	**290**	294	-1%	4%
Healthcare	**404**	383	5%	11%
Education	**118**	129	-9%	-
Other specialties	**230**	218	6%	6%
Specialty	**1,830**	1,964	-7%	-
Traditional	**4,140**	4,190	-1%	-
SALES	**5,970**	6,154	-3%	-
Information Technology	**25**	19	32%	
Accounting	**4**	9	-56%	
Engineering	**13**	12	8%	
Healthcare	**29**	28	4%	
Education	**16**	18	-11%	
Other specialties	**7**	4	75%	
Specialty	**94**	90	4%	
Traditional	**91**	95	-4%	
	185	185	-	
Special items	**-**	4		
Corporate expenses	**(11)**	(11)		
OPERATING INCOME before goodwill amortisation	**174**	178	-2%	3%

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 December 2003	2002	change in %	organic growth
Sales	**1,516**	1,507	1%	3%
Cost of sales	**(1,242)**	(1,218)		
Gross profit	**274**	289	-5%	-2%
Personnel cost	**(138)**	(140)		
Other operating cost	**(89)**	(103)		
Operating income before goodwill amortisation	**47**	46	5%	9%
Goodwill amortisation	**(68)**	(68)		
Operating result	**(21)**	(22)		
Financial income and expense (net)	**(10)**	(14)		
Result from ordinary operations before taxes	**(31)**	(36)		
Taxation	**(12)**	(9)		
Result from ordinary operations after taxes	**(43)**	(45)		
Income from unconsolidated participating interests	**1**	-		
Third-party interests	**(2)**	(3)		
Net loss before extraordinary results	**(44)**	(48)		
Extraordinary results after taxes	**-**	(11)		
Net loss	**(44)**	(59)		
Net income before goodwill amortisation and extraordinary results	**24**	20	20%	
Basic loss per ordinary share*	**(0.27)**	(0.36)		
Basic earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.14**	0.12	17%	
Diluted earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.14**	0.12	17%	

* after preference payments

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Year ended 31 December 2003	2002	change in %	organic growth
Sales	**5,970**	6,154	-3%	-
Cost of sales	**(4,896)**	(4,996)		
Gross profit	**1,074**	1,158	-7%	-3%
Personnel cost	**(554)**	(590)		
Other operating cost	**(346)**	(390)		
Operating income before goodwill amortisation	**174**	178	-2%	3%
Goodwill amortisation	**(274)**	(271)		
Operating result	**(100)**	(93)		
Financial income and expense (net)	**(45)**	(55)		
Result from ordinary operations before taxes	**(145)**	(148)		
Taxation	**(40)**	(37)		
Result from ordinary operations after taxes	**(185)**	(185)		
Income from unconsolidated participating interests	**2**	1		
Third-party interests	**(10)**	(9)		
Net loss before extraordinary results	**(193)**	(193)		
Extraordinary results after taxes	**-**	(7)		
Net loss	**(193)**	(200)		
Net income before goodwill amortisation and extraordinary results	**81**	78	4%	
Basic loss per ordinary share*	**(1.20)**	(1.26)		
Basic earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.47**	0.46	2%	
Diluted earnings per ordinary share before goodwill amortisation and extraordinary results*	**0.47**	0.46	2%	

* after preference payments

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 December 2003	Three months ended 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2002
Operating income *before goodwill amortisation*	**47**	46	**174**	178
Depreciation	**10**	13	**44**	51
Movement in operating working capital	**54**	103	**(6)**	13
Movement in provisions	**2**	(3)	**(1)**	(12)
Cash flow from business activities	**113**	159	**211**	230
Financial income and expenses (net)	**(13)**	(27)	**(42)**	(60)
Corporate taxes paid	**(7)**	(13)	**(35)**	(38)
Cash flow from operating activities	**93**	119	**134**	132
Cash flow used in investment activities	**(16)**	(17)	**(52)**	(80)
Cash flow used in/from financing activities	**(28)**	(48)	**(10)**	(72)
Balance of cash flows	**49**	54	**72**	(20)
Balance of cash at 1 October/1 January	**89**	11	**65**	85
Effects of currency translation	**(1)**			
Balance of cash at 31 December	**137**	65	**137**	65
Short-term debt	**(167)**	(107)	**(167)**	(107)
Short-term interest bearing assets and liabilities	**(30)**	(42)	**(30)**	(42)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	31 December 2003	31 December 2002
Fixed assets		
Intangible fixed assets	**819**	1,082
Tangible fixed assets	**116**	134
Financial fixed assets	**45**	45
	980	1,261
Operating working capital	**478**	492
Short-term interest bearing assets and liabilities	**(30)**	(42)
	1,428	1,711
Financed by:		
Long-term liabilities	**557**	662
Provisions	**45**	46
Group equity		
Shareholders' equity	**766**	943
Minority interests	**60**	60
	826	1,003
	1,428	1,711

Statement of movements in Shareholder's equity:

	2003	2002
Position as at 1 January	**943**	1,146
Net loss	**(193)**	(200)
Equity issue	**2**	4
Restricted share plan	**4**	-
Dilution on participating interests	**1**	-
Payments to shareholders	**(17)**	(23)
Exchange rate differences	**26**	16
Position as at 31 December	**766**	943

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2002 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.

Vedior

Amsterdam, The Netherlands

Vedior expands into Slovakia and Dubai and makes acquisitions in Australia and France

For release at 7.00am on 5 February 2004

Tony Martin, Chairman of the Board of Management of Vedior, said: "*Vedior's expansion strategy is designed to provide a more diverse earnings stream and thereby reduce overdependence on any one market or industry sector. It is especially pleasing, therefore, to add two new countries to our international network as well as a new niche specialist sector to our service portfolio.*"

A.Y.S., Vedior's traditional staffing brand in the Czech Republic has launched a new office in neighbouring Slovakia, a new market for Vedior. Based in Bratislava, the company will initially focus on traditional staffing although the launch of specialist niches are already planned. Slovakia is among the accession countries that will join the European Union in May 2004. As well as attracting inwards investment, which makes the market attractive in its own right, the country will be a good source of candidates to meet skills shortages elsewhere in Europe.

Another Vedior brand, Beresford Blake Thomas which provides both healthcare and engineering staffing services has expanded its international operations to Dubai. Given the global shortage of skilled personnel in these two sectors, Beresford Blake Thomas takes advantage of its established presence in four other countries to source candidates to meet the high demand for qualified personnel in Dubai.

Vedior is also pleased to announce the acquisition of The Publicity Agency, better known as T.P.A., a highly specialised Australian PR staffing services provider. Based in Sydney, T.P.A. provides corporate communications, marketing, P.R. and media personnel to government and corporate clients and thus adds a new niche speciality to the Group's portfolio. T.P.A. will benefit from Vedior's extensive multi-state Government contracts and national network in Australia, and expansion is envisaged into other States.

Additionally, Vedior has acquired Amplitude, a small French training company specialising in the customer relations and management professions to complement the Group's existing national staffing operations.

Notes to Editors:
With annual 2003 sales of €5,970 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 33 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

For further information, please contact:
Tony Martin, Chairman +31 (0)20 573 5609
Zach Miles, Vice Chairman
Frits Vervoort, CFO
Jelle Miedema, Company Secretary